UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

Darwin Global Management Limited

Abhishek Trehan

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

John Legge
c/o Darwin Global Management Limited
Whiteley Chambers, Don Street
St. Helier, Jersey JE2 4TR
+442045264400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Recommendation Statement”) relates is Acceleron Pharma Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 128 Sidney Street, Cambridge, MA 02139 and theIssuer’s telephone number at this address is (617) 649-9200.

Securities

This Recommendation Statement relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer. Based entirely on the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 12, 2021 (the “Issuer Solicitation/Recommendation” ), there were 61,147,922 shares of Common Stock issued and outstanding as of October 7, 2021.

Item 2.	Identity and Background of Filing Person.

Name and Address

Darwin Global Management Limited, a limited company incorporated under the laws of Jersey (“Darwin Global”) and Abhishek Trehan, a British citizen (“Dr. Trehan” and together with Darwin Global, the “Filing Persons”), are the persons filing this Recommendation Statement. Each of the Filing Persons’ business address is Whiteley Chambers, Don Street, St. Helier, Jersey JE2 4TR and each Filing Persons’ business telephone number is +442045264400. Providing investment advisory and management services to investment funds and to individually managed accounts for institutional and other clients is the principal business of Darwin Global. Serving as Chief Investment Officer and controlling person of Darwin Global is the principal occupation of Dr. Trehan.

Tender Offer

This Recommendation Statement relates to the tender offer (the “Tender Offer”) by Astros Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, as disclosed in the Tender Offer Statement on Schedule TO-T, filed by the Purchaser with the SEC on October 12, 2021 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO-T”), to purchase all of the outstanding Common Stock, at a price of $180.00 per share of Common Stock, net to the seller in cash, without interest and less any applicable tax withholding (the “Purchase Price”), upon the terms and conditions set forth in the offer to purchase dated October 12, 2021 (the “Offer to Purchase”), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO-T, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO-T. In connection with the Tender Offer, the Issuer filed the Issuer Solicitation/Recommendation. The foregoing summary of the Tender Offer is qualified in its entirety by the descriptions contained in the Schedule TO-T, the Offer to Purchase, the Letter of Transmittal and the Issuer Solicitation/Recommendation.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The Filing Persons are not aware of any material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Filing Persons or their affiliates and: (1) the Issuer, its executive officers, directors or affiliates; or (2) the Purchaser, its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

Recommendation

The Filing Persons recommend that stockholders of the Issuer not tender their Common Stock in the Tender Offer.

Reasons

The Filing Persons encourage other stockholders not to tender their Common Stock in the Tender Offer because they believe that the Purchase Price is inadequate and significantly undervalues the Issuer.

Reference is made to the press release issued by the Filing Persons on October 20, 2021 expressing their views on the Tender Offer, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

Intent to Not Tender

The Filing Persons do not intend to tender any of their Common Stock in the Tender Offer in its current form and in light of current market conditions. The Filing Persons may change their intention with respect to tendering such Common Stock based on future events and intend to review their investment in the Issuer on a continuing basis.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Filing Persons have not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on its behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

The following table sets forth all transactions in the Common Stock effected by the Filing Persons or, to the best of the Filing Persons’ knowledge, any of their directors, executive officers, subsidiaries, affiliates or associates, in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commission.  The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Filing Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/23/2021	(181,544)	125.0506	124.9933-125.0734
08/24/2021	(5,605)	124.4960
08/25/2021	(3,970)	127.1962
08/26/2021	(7,558)	129.0546
08/27/2021	(3,600)	129.3476
09/03/2021	2,841	131.5066	131.3147-131.7142
09/10/2021	6,409	131.8275
09/14/2021	297	132.0000
09/30/2021	9,902	172.8472
10/01/2021	36,900	174.4870
10/06/2021	9,400	175.8745
10/07/2021	12,000	175.5120
10/15/2021	73,457	173.1326
10/18/2021	137,363	173.8278	173.5586-174.0938
10/18/2021	6,000	173.0002
10/19/2021	70,500	173.7489

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Exhibit No.	Description
1	Press Release, dated October 20, 2021

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2021

darwin global management limited

/s/ Abhishek Trehan
Name: Abhishek Trehan
Title: Chief Investment Officer

/s/ Abhishek Trehan
ABHISHEK TREHAN

EXHIBIT 1

Darwin Global Urges Acceleron Shareholders Not to Tender Their Shares to Merck

Believes proposed $180/share offer price is too low

and that Acceleron’s share price as a standalone company will exceed offer price by at least 2-2.5x

JERSEY, CHANNEL ISLANDS -- October 20, 2021—Darwin Global Management Limited (“Darwin Global”), a long-term investor in the biotechnology and pharmaceutical sector and beneficial owner of 2,345,620 shares of common stock of Acceleron Pharma Inc. (Nasdaq: XLRN) (“Acceleron” or the “Company”), representing approximately 3.84% of the total outstanding shares of the Company’s common stock, today issued the following letter to Acceleron shareholders. In the letter, Darwin Global urges shareholders not to tender their shares to Merck (NYSE: MRK) (“Merck”) in connection with its planned acquisition of Acceleron.

- - -

October 20, 2021

Dear Fellow Acceleron Shareholders:

Darwin Global recognizes the phenomenal work of Acceleron’s management team and employees in becoming one of the few biotechnology companies that has developed two disease-transforming drugs – Reblozyl and sotatercept – whose peak annual sales will each exceed several billion dollars. Of note, we believe that the decision made by Acceleron’s management team to regain rights to sotatercept from Celgene in order to develop it in Pulmonary Arterial Hypertension (PAH) created significant value for patients and shareholders alike.

That being said, we are incredibly disappointed with the decision by Acceleron’s Board of Directors (the “Board”) to sell the Company for a price that we believe to be substantially less than its intrinsic value. This decision is particularly perplexing given (a) Acceleron has several key value-creating events in the near- to medium-term (following which both the Company’s valuation and strategic interest from other potential suitors would be considerably greater), and (b) the acquisition premium of roughly 34%[1] is significantly less than previous deals within the biotechnology sector. Indeed, the most recent acquisition of a PAH-focused company was Johnson & Johnson's acquisition of Actelion in 2017 at an acquisition premium of 82%[2], representing an enterprise value of approximately $30 billion for a portfolio of PAH drugs that lacked sotatercept’s transformative disease-modifying potential.

Merck’s offer implies an enterprise value of $10.9 billion, which we believe significantly undervalues Reblozyl and sotatercept. For Reblozyl, Bristol Myers Squibb has provided guidance of $4 billion in non-risk adjusted 2029 sales[3]. Given Reblozyl’s extensive clinical data in hematological disorders, we have confidence in this guidance, which lends itself to the net present value of Acceleron’s Reblozyl royalty alone being approximately $4 to $6 billion. Based on this, Merck’s offer appears to value sotatercept at roughly $5 to $7 billion; however, we believe that sotatercept will garner in excess of $5 billion in annual peak sales in PAH alone, which is supportive of a net present value of $17 to $21 billion. Including cash, we therefore calculate Acceleron’s equity value to be $22 to $28 billion. This translates to a share price of $353 to $451, which is roughly 2-2.5x the Merck offer price of $180.

________________________________________

[1] Calculated using the Common Stock's closing price of $133.88 per share on August 31, 2021.

[2] Calculated using a deal price of 280.08 CHF/share vs. closing price of 153.56 CHF/share on November 24, 2016.

[3] See Bristol-Myers Squibb Presentation, J.P. Morgan Healthcare Conference Jan. 11, 2021.

 This valuation is, of course, dependent on regulatory approval for sotatercept, which we are confident Acceleron will achieve, as no drug tested in PAH before has ever generated both the consistency and magnitude of benefit on the multiplicity of endpoints measured in PULSAR and SPECTRA, reflecting the fact that sotatercept is the first treatment for this fatal condition with the potential to reverse the underlying disease pathology unlike every vasodilatory drug that came before it. Our confidence in sotatercept’s peak sales exceeding $5 billion stems from (a) the fact that PAH affects roughly 70,000 patients in the USA and EU; (b) views from leading physicians who treat the disease and believe that the vast majority of PAH patients will be treated with sotatercept; (c) the well-defined reimbursement landscape in PAH; and (d) the lack of any other potentially disease modifying PAH drugs in late-stage clinical trials. There is also the potential for significant additional upside to this peak sales estimate should sotatercept prove efficacious in Group 2 pulmonary hypertension in the ongoing CADENCE trial. This would, in turn, pave the way for investigation in other forms of pulmonary hypertension, potentially expanding sotatercept’s market opportunity and hence Acceleron’s valuation by multiples above what we calculated above.

Thus, it is apparent that sotatercept has the potential to be one of the biotechnology and pharmaceutical industries’ top-selling drugs for many years to come. Reflecting this, Merck quite rightly spoke of its “confidence” in sotatercept’s data, eventual approval and market opportunity no less than 22 times in its deal announcement call[4]. The 34% premium paid by Merck certainly does not reflect this enormous potential. Indeed, just as Merck is “very confident [that sotatercept] is a multibillion-dollar peak sales potential drug,”[5] we are very confident that Merck is underpaying to acquire it.

We understand the Merck management team’s interest in acquiring Acceleron for considerably less than it is worth and in the process creating tens of billions of dollars of value for their own shareholders in what would potentially be one of the most value-accretive acquisitions by a pharmaceutical company in history. That said, we believe that the proposed offer price represents an extraordinarily poor deal for Acceleron shareholders and should be rejected.

Therefore, we implore other shareholders to not tender their shares unless Merck offers very substantially more than $180/share. Indeed, we are confident that the value of Acceleron as a standalone company will exceed this offer price by multiples in the coming years and would rather capture this long-term value than sell to Merck at an inappropriately low price.

Sincerely,

Dr. Abhishek Trehan

________________________________________

[4] See Bloomberg transcript, Acceleron Investor Call, September 30, 2021.

[5] Id.

Media Contact

About Darwin Global

Darwin Global Management Limited is an investment advisor which makes long-term investments in public biotechnology and pharmaceutical companies. Chief Investment Officer Dr. Abhishek Trehan was previously head of biotechnology and pharmaceutical investments at D. E. Shaw & Co. and prior to this worked as a physician. Dr. Trehan holds a BA and MA with a major in Pharmacology from the University of Cambridge, a medical degree from the University of Oxford, and an MBA from Harvard Business School.

 Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Merger Agreement, dated September 30, 2021, by and between Merck, a wholly –owned subsidiary of Merck, and Acceleron (the "Merger Agreement").

Although Darwin Global believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Darwin Global, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer contemplated by the Merger Agreement (the "Offer") and the merger following the completion of (the “Merger”); the possibility that competing offers may be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, as well as the tender offer materials and the transaction statement filed by Merger Sub and Merck on October 12, 2021 and the Solicitation/Recommendation Statement filed by the Company in connection with the Offer on October 12, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Darwin Global undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Media Contact:

Mark Semer

Gasthalter & Co.

(212) 257-4170